BioSig Technologies, Inc.

12424 Wilshire Blvd., Suite 745

Los Angeles, California 90025

June 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BioSig Technologies, Inc. Registration Statement on Form S-3, filed on May 31, 2019 File No. 333- 231862

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-3 (File No. 333-231862) filed by BioSig Technologies, Inc. on May 31, 2019 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement immediately following the calculation of registration fee table:

“The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.”

Should you have any questions regarding the Registration Statement, please contact Rick A. Werner of Haynes and Boone, LLP at (212) 659-4974.

Very truly yours,

BIOSIG TECHNOLOGIES, INC.

By:	/s/ Steve Chaussy
Steve Chaussy Chief Financial Officer

cc:    Rick A. Werner, Esq., Haynes and Boone, LLP